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SECU 19007223

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 04 2019
Washington DC
406

SEC FILE NUMBER
8-42121

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SISUNG SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 ST. CHARLES AVE., SUITE 4240
(No. and Street)

NEW ORLEANS	LA	70170
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LAWRENCE J. SISUNG, JR.
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LAPORTE, A PROFESSIONAL ACCOUNTING CORPORATION
(Name – *if individual, state last, first, middle name*)

5100 VILLAGE WALK SUITE 300	COVINGTON	LA	70433
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, LAWRENCE J. SISUNG, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SISUNG SECURITIES CORPORATION, as of DECEMBER 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Robert Lane Sisung
Jefferson Parish, LA
Notary Public ID NO 51044
BAR NO 23420
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

LAPORTE
CPAs & BUSINESS ADVISORS

LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors
Sisung Securities Corporation

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Sisung Securities Corporation (the Company) as of December 31, 2018, and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

LaPorte

A Professional Accounting Corporation

We have served as the Company's auditor since 2003.

Covington, LA
February 27, 2019

SISUNG SECURITIES CORPORATION
Statement of Financial Condition
December 31, 2018

Assets	
Cash	$ 806,753
Receivable from Clearing Broker	546,211
Deposit with Clearing Organization	100,000
Trading Securities, at Fair Value	122,355
Furniture, Fixtures, and Equipment, Net of Accumulated Depreciation of $730,850	3,259
Other Assets	42,491
Total Assets	$ 1,621,069
Liabilities and Stockholder's Equity	
Liabilities	
Accounts Payable and Accrued Expenses	$ 81,863
Subordinated Borrowings - Related Party	600,000
Deferred Tax Liability	19,955
Commitments and Contingencies	-
Total Liabilities	701,818
Stockholder's Equity	
Common Stock, No Par Value, Authorized 1,500 Shares; Issued and Outstanding 1,000 Shares	1,000
Additional Paid-In Capital	49,000
Retained Earnings	869,251
Total Stockholder's Equity	919,251
Total Liabilities and Stockholder's Equity	$ 1,621,069

The accompanying notes are an integral part of this financial statement.

Note 1. Summary of Significant Accounting Policies

Background

Sisung Securities Corporation (the Company) was incorporated primarily to enter into all phases of business as it relates to securities, including, but not limited to, activities in trading and sales, mergers and acquisitions, and public and corporate finance. Approximately 86% of revenues are earned through providing services to institutional customers. The Company operates as a registered broker-dealer pursuant to the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority. The Company is a non-clearing broker and, as such, has an agreement with a third-party clearing organization to carry and clear its customers' margin, cash accounts, and transactions on a fully-disclosed basis.

Furniture, Fixtures, and Equipment

Furniture, fixtures, and equipment are stated at cost, less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets, which range from five to seven years. Maintenance and repairs are charged to expense as incurred, while expenditures that substantially increase the useful lives of the assets are capitalized. Major components are as follows at December 31, 2018:

Computer Equipment	$569,708
Office Furniture	112,926
Office Equipment	51,475
	734,109
Accumulated Depreciation	(730,850)
	$ 3,259

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company accounts for income taxes in accordance with the *Income Taxes* Topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740. ASC 740 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and also provides guidance on various related matters such as derecognition, interest, penalties, and disclosures required. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Note 1. Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Securities

Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market (or fair value) is included in income.

Revenue Recognition

The Company adopted Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers (the "new revenue standard" or Accounting Standards Codification 606, ("ASC 606")) on January 1, 2018. Revenue recognition policies under the new standard are applied prospectively in the Company's financial statements from January 1, 2018 forward. There were no material changes in our other revenue recognition policies as a result of the new standard. Refer to adopted accounting standards for further information on our adoption of the new revenue standard.

- Commission revenue: revenue is recognized at trade date, as it is when the performance obligation is met.
- Public finance profits: fees for these services are recognized at a point in time when the related transaction is completed, as the performance obligation is to successfully broker a specific transaction.

Recent Accounting Pronouncements

Leases: in February 2016, the FASB issued ASU No. 2016-02, Leases ("ASU 2016-02"). The guidance affects the accounting for leases and provides for a lessee model that brings substantially all leases that are longer than one year onto the balance sheet, which will result in the recognition of a right of use asset and a corresponding lease liability. The Company plans to adopt the new standard effective January 1, 2019 by using the modified retrospective approach. The Company is currently evaluating the impact of the new guidance on its financial statements and related disclosures, but expects that it will not have an impact on them.

Adopted Accounting Standards

Statement of Cash Flows: in November 2016, the FASB issued ASU No. 2016-18, Restricted Cash ("ASU 2016-18"), which requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. The Company adopted this ASU on January 1, 2018. Upon adoption of ASU 2016-18, the Company recorded an

Note 1. Summary of Significant Accounting Policies (Continued)

Adopted Accounting Standards (Continued)
increase of $100,000 to the ending balance of cash and cash equivalents for the year ended December 31, 2017.

Revenue Recognition: the Company adopted the new revenue standard on January 1, 2018 and concluded that no changes are necessary to conform with the standard because performance is met at the point in time when public finance profits are earned when the transaction closes or when advisory services are rendered to customers.

The new revenue guidance does not apply to other revenue sources such as deferred compensation commission or realized and unrealized gains on investments as these sources of revenue do not have a contract with customers.

The new revenue standard primarily impacts the following revenue recognition and presentation accounting policies:

- Commission revenue: all customer securities transactions and related income are reported in the statement of operations on a trade date basis.
- Public finance profits: fees from these services are recognized at a point in time when the related transaction is completed, as the performance obligation is to successfully broker or place a specific transaction.

Note 2. Receivable from Clearing Broker

Receivable from clearing broker represents uncollected commissions and fees due from the Company's clearing broker.

Note 3. Agreement with Clearing Organization

The Company utilizes Pershing, LLC as its clearing broker. Terms of the agreement with the clearing organization call for the Company to maintain compensating balances of $100,000. At December 31, 2018, $100,000 of cash is restricted for that purpose.

Note 4. Concentrations of Credit Risk

The Company periodically maintains cash in bank and brokerage accounts in excess of insured limits. The Company has not experienced any losses and does not believe that significant credit risk exists as a result of this practice.

A substantial portion of the Company's revenue was derived from five customers in 2018. The revenue derived from these customers was 81% of total revenue for the year ended December 31, 2018.

Note 5. Commitments and Contingencies

In the normal course of business, the Company initiates customers' securities transactions through a clearing broker which, in accordance with accounting principles generally accepted in the United States of America, are not included on the statement of financial condition. These transactions are referred to as "off-statement of financial condition commitments" and differ from the Company's statement of financial condition activities in that they do not give rise to funded assets or liabilities. The Company receives a commission for initiating such transactions for its customers. Initiating these trades for its customers involves various degrees of credit and market risk in excess of amounts recognized on the statement of financial condition. The Company minimizes its exposure to loss under these commitments by subjecting the customer accounts to credit approval and monitoring processes.

Once a trade is executed, a customer is allowed two business days to settle the transaction by payment of the settlement price (when purchasing securities) or the receipt of settlement proceeds (when selling securities).

The Company is required by law to immediately complete a securities transaction when a customer fails to settle. The Company is at risk for any loss realized in completing transactions for its customers. This risk is minimized in that the Company would receive the securities as collateral. At December 31, 2018, all unsettled transactions were subsequently settled by customers without loss to the Company, or open commitments were adequately collateralized.

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operations, or liquidity.

Note 6. Trading Securities

Trading securities consist of equity securities owned and carried at market value.

The Company discloses information about the fair value of its securities in accordance with the provisions of the *Fair Value Measurement* Topic of FASB ASC 820 which, among other matters, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1 - Quoted prices are available in active markets for identical investments as of the reporting date. The type of investments included in Level 1 include listed equity and debt securities.

Level 2 - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include less liquid and restricted equity securities and over-the-counter derivatives.

Note 6. Trading Securities (Continued)

Level 3 - Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. Investments that are included in this category generally general and limited partnership interests in corporate private equity funds, and funds of hedge funds.

In some instances, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such instances, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The preceding methods described may produce a fair value calculation that may not be indicative of the net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used during the year ended December 31, 2018.

The valuation of the Company's investments by the above fair value hierarchy at December 31, 2018, is as follows:

	Total	Level 1	Level 2	Level 3
Assets				
Equity Securities -				
Financial Industry	$ 122,355	$ 122,355	$ -	$ -

Note 7. Related Party Transactions

The Company has an agreement with Sisung Services, LLC (SS), a related party under common control. Terms of the agreement are for SS to provide various services, including payroll and benefit management services, to the Company. The Company paid $574,010 to SS for payroll and benefit management services, and $372,107 for direct expense reimbursement provided during the year ended December 31, 2018.

Subordinated Borrowings

At December 31, 2018, the Company had $600,000 in unsecured subordinated borrowings due to a related party. Interest is paid at 6% and the note matures in October 2023.

The subordinated borrowings are available in computing net capital under the Security and Exchange Commission's (SEC) Uniform Net Capital Rule. To the extent that such

Note 7. Related Party Transactions (Continued)

Subordinated Borrowings (Continued)
borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Interest expense to related parties under subordinated borrowings totaled $36,000 for the year ended December 31, 2018.

Note 8. Net Capital Requirement

The Company is a registered broker and dealer in securities and is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Under the Uniform Net Capital Rule, a broker or dealer who does not carry customers' accounts is to maintain minimum net capital, as defined, equal to the greater of 6-2/3% of aggregate indebtedness, or $250,000. Net capital may fluctuate on a daily basis. At December 31, 2018, the Company had net capital of $1,455,148, which was $1,205,148 in excess of its required minimum net capital of $250,000. The ratio of aggregate indebtedness to net capital was .07 to 1 at December 31, 2018.

Note 9. Income Taxes

Components of income tax expense for the year ended December 31, 2018, are as follows:

Current	$ 10,948
Prior	3,724
Deferred	4,067
Total	$ 18,739

The Company files a U.S. federal income tax return and a Louisiana state income tax return. Returns filed in these jurisdictions for tax years ended on or after December 31, 2015 are subject to examination by the relevant taxing authorities. The Company is not currently under examination by any taxing authority.

On December 22, 2017, the United States enacted the Tax Cuts and Jobs Act (TCJA). This law provides for a comprehensive overhaul of the corporate income tax code, including a reduction of the statutory federal corporate tax rate from 35% to 21%, effective on January 1, 2018. This new legislation eliminated or reduced certain corporate income tax deductions as well as introduced new provisions.

FASB ASC 740, Income Taxes, requires that the effects of changes in tax rates be recognized in the period enacted. The rate change from the 2017 Tax Act resulted in an increase of the Company's net deferred tax liabilities of $4,925 and a corresponding deferred income tax benefit in 2018. The Company's federal income tax expense for periods beginning in 2018 was based on the new rate.

Note 9. Income Taxes (Continued)

As of December 31, 2018, the Company had no uncertain tax positions.

Note 10. Revenues from Contracts with Customers

The following table presents the Company's total revenues separated by revenues from contracts with customers and other sources of revenues for the year ended December 31, 2018:

Revenues from Contracts with Customers	
Public Finance Profits	$ 1,017,870
Commissions	135,090
Total Revenues from Contracts with Customers	1,152,960
Other Sources of Revenue:	
Deferred Compensation Commissions	12,389
Realized and Unrealized Gains on Investments	7,110
Other	9,261
Total Revenues	$ 1,181,720

Revenue from contracts with customers is recognized as the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer as these are rendered to them. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised services (the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of the Company's past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

Commission revenue: the Company clears all customers' securities transactions through a clearing broker and receives a commission for initiating such transactions for its customers. Commission revenue for conducting securities transactions is recognized at a point in time on trade date.

Note 10. Revenues from Contracts with Customers (Continued)

Public finance profits: the Company provides its clients with placement services. These services include providing clients with services to negotiate and settle a transaction on their behalf. These fees are recognized at a point in time on settlement date. Costs associated with public finance profits are expensed as incurred as part of the performance obligation to provide these services.

Contract balance: deferred revenue at January 1, 2018 and December 31, 2018 was zero. Since fee income from contracts with customers is recognized at a point in time the Company's customers benefit from the services, there is no deferred revenue.

During the year ended December 31, 2018, the Company did not recognize revenue related to performance obligations not satisfied in previous periods.

Note 11. Evaluation of Subsequent Events

FASB ASC Topic 855, *Subsequent Events,* establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, it sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.

In accordance with ASC 855, the Company evaluated subsequent events through February 27, 2019, the date these financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.